Guangzhou Global Telecom, Inc.

Room 1802, North Tower, Suntec Plaza

Guangzhou, PRC 510075

February 1, 2008

VIA FAX (202) 772-9202

AND EDGAR

Katherine Wray

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549-7010

Re:

China VoIP & Digital Telecom, Inc.

Preliminary Information Statement on Schedule 14C

Filed December 21, 2007

File No. 333-131017

Dear Ms. Wray:

We are in receipt of your comment letter dated December 27, 2007 regarding the above referenced filing.  As requested in your letter, we provide a response to the question raised by staff.  For convenience, the matter is listed below, followed by the Company’s response.

General

1.

Your beneficial ownership table lists persons owning an aggregate of 28.86% of your outstanding shares. Therefore, it appears from your disclosure that you must have obtained consents from persons owning an aggregate of approximately 23.7% of your outstanding shares, none of whom are officers, directors or 5% beneficial owners. Please tell us the sequence of events through which you obtained the requisite majority consents to authorize your board of directors to amend your articles of incorporation to increase the number of authorized shares. In your response letter, identify the stockholders from whom consents were obtained who are not officers, directors, 1 0% shareholders or their affiliates. Please provide the analysis supporting your conclusion that the consents were obtained without engaging in a solicitation, as defined in Rule 14a-1(1) under the Exchange Act.

The Company plans to hold a special meeting for all stockholders to vote on the increase to the Company’s authorized shares.  Accordingly, the Company plans to file a proxy statement pursuant to Section 14(A) of the Securities Exchange Act of 1934.

2.

We note your statement under the heading "General Information" that the information statement is being mailed to shareholders on or about December 21, 2007, which is the same day the preliminary proxy statement was filed. However, Rule 14c-5 requires preliminary information statements to be filed at least 10 calendar days prior to the date definitive information statements are sent to shareholders. Please confirm that you have not yet sent the information statement to your shareholders, or advise otherwise.

The Company did not distribute the information statement on Schedule 14(C) to its shareholders.  The Company plans to file a proxy statement pursuant to Section 14(A) of the Securities Exchange Act of 1934.

3.

We note your statement in the preliminary information statement that one of the purposes of increasing the number of authorized shares is to provide additional shares for possible future financings, although no specific financing is mentioned. We note also your Form 8-K filed on December 26, 2007, announcing the entry by the company into a Securities Purchase Agreement on December 21, 2007, pursuant to which an investor agreed to purchase from the company convertible notes and warrants exercisable for common stock. Please advise whether the increase in authorized shares is related to the financing disclosed in your Form 8-K. Note that we may have further comments.

The increase in authorized shares is related to the financing disclosed in our Form 8-K filed on December 26, 2007. The Company plans to file a proxy statement pursuant to Section 14(A) of the Securities Exchange Act of 1934 which discloses this fact.

Finally, the Company acknowledges the following:

-should the Commission or the staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

GUANZHOU GLOBAL, INC.

By:	/s/ Li Yankuan
Li Yankuan
Chief Executive Officer and Chairman of the Board of Directors